UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  CONNECTIVCORP
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                                (Name of Issuer)

                    Common Stock (par value $.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joseph Sutton
                           160 Raritan Center Parkway
                            Edison, New Jersey 08837
                                 (732) 225-8910

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 5, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SCHEDULE 13D
================================================================================
                                                                        13D
CUSIP NO.  784495103
================================================================================

============== ===============================================================================================================
           1   NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Joseph Sutton
-------------- ---------------------------------------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)               (a) [ ]
                                                                                                 (b) [ ]
-------------- ---------------------------------------------------------------------------------------------------------------
           3   SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------
           4   SOURCE OF FUNDS (See Instructions)

               OO
-------------- ---------------------------------------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

               ITEMS 2(d) or 2(e)                                                                       [ ]
-------------- ---------------------------------------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
============== ===============================================================================================================
                  NUMBER OF                7        SOLE VOTING POWER
                  SHARES                            2,529,625
                                          -------- ------------------------------------------------------------------
                  BENEFICIALLY             8       SHARED VOTING POWER
                  OWNED BY                          206,500(1)
                                          -------- ------------------------------------------------------------------
                  EACH                     9       SOLE DISPOSITIVE POWER
                  REPORT
                  REPORTING                        2,529,625
                                          -------- ------------------------------------------------------------------
                  PERSON                  10       SHARED DISPOSITIVE POWER
                  WITH                             206,500(1)
============= ================================================================================================================
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,529,625
------------- ----------------------------------------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

              (See Instructions)
------------- ----------------------------------------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.6%
------------- ----------------------------------------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON (See Instructions)

              IN
============= ================================================================================================================

(1) The Shares are held by the Jesse. M. Sutton Foundation, of which Mr. Sutton is the Vice President. Mr Sutton disclaims beneficial ownership of these securities except to the extent of his pecunary interest therein.

Item 1. Security and Issuer

         The title of the class of equity  securities  to which the statement on
Schedule 13D relates is the common stock, $.001 par value per share (the "Common Stock") of ConnectivCorp, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 160 Raritan Center Parkway, Edison, New Jersey 08837.

Item 2. Identity and Background

         This Schedule 13D is being filed on behalf of Mr. Joseph Sutton, a U.S. citizen (the "Reporting Person"). Mr. Sutton is an officer and director of the Company. Mr. Sutton's business address is 160 Raritan Center Parkway, Edison, New Jersey 08837.

         During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The shares of Common Stock were acquired, pursuant to a merger transaction, in exchange for all of the issued and outstanding securities of Majesco Sales, Inc., a New Jersey corporation ("Majesco"), held by the Reporting Person.

Item 4. Purpose of Transaction

         On November 10, 2003 the Company entered into an Agreement and Plan of Merger, whereby the Company acquired 100% of the outstanding common stock of Majesco, with Majesco becoming a wholly-owned subsidiary of the Company, in exchange for approximately 80% of the issued and outstanding shares of the Company on a fully-diluted basis. The merger was completed on December 5, 2003, at which time a wholly-owned subsidiary of the Company merged with and into Majesco (the "Merger"). By virtue of the Merger, all shares of Majesco's common stock, no par value per share, issued and outstanding immediately prior to the effective time of the Merger were converted, on a pro rata basis, into the right to receive 15,325,000 fully paid and non-assessable shares of Common Stock and 925,000 shares of the Company's Series A Preferred Stock, par value $0.001 per share, having the rights, preferences, designations and privileges as set forth in a Certificate of Designations, as filed with the Secretary of State of the State of Delaware on November 14, 2003. The shares of Series A Preferred Stock are non-convertible unless and until such time as the Company receives shareholder approval to increase the authorized Common Stock to allow for the conversion of all of the outstanding Series A Preferred Stock into 65,675,000 shares of Common Stock.

         Other than as described above, the Reporting Persons does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Sutton beneficially owns an aggregate of 2,529,625 shares of Common Stock, representing approximately 6.6% of the issued and outstanding shares of Common Stock.

(b)      (i)      Mr. Sutton has sole power to vote and dispose of the 2,529,625 shares of Common Stock directly owned by him.

         (ii) Mr. Sutton has the shared power to vote and dispose of 206,500 shares of Common Stock held by the Jesse M. Sutton Foundation, of which Mr. Sutton is an officer.

(c) During the sixty (60) days preceding the filing of this Statement, the Reporting Person effected the transaction described in Item 3 of this Statement.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable


Item 7. Material to be Filed as Exhibits

99.1 Agreement and Plan of Merger, dated November 10, 2003, by and among ConnectivCorp, CTTV Merger Corp. and Majesco Sales, Inc. (incorporated by reference to the Schedule 13D filed by Mr. Jesse Sutton, on December 12, 2003, file no. 005-56967).

99.2 Amendment to Agreement and Plan of Merger, dated December 5, 2003, by and among ConnectivCorp, CTTV Merger Corp. and Majesco Sales, Inc. (incorporated by reference to the Schedule 13D filed by Mr. Jesse Sutton, on December 12, 2003, file no. 005-56967).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Joseph Sutton

                                        December 10, 2003
                                        (Date)

                                        /s/ Joseph Sutton
                                        (Signature)






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